NO ACT

PE
2-19-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000773

March 4, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-04-2013

Re: General Electric Company
Incoming letter dated February 19, 2013

Dear Mr. Mueller:

This is in response to your letters dated February 19, 2013 and February 22, 2013 concerning the shareholder proposal submitted to GE by Martin Harangozo. We also have received letters from the proponent dated February 22, 2013 and February 26, 2013. On January 30, 2013, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Martin Harangozo
*** FISMA & OMB Memorandum M-07-16 ***

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Feb 26, 2013

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: Lori Zyskowski, General Electric Company
Ronald Mueller, Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company (the "company") must include in its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners the proposal received from the proponent.

THE PROPOSAL

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff").

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the staff.

The staff has consistently supported this popular proposal from multiple proponents at numerous companies for many years (See Bartlett Naylor in GE 2000, 2001, 2003, Berkshire Hathaway 2001, Bank of America 2003, JP Morgan Chase 2002, Campbell Soup 2001, See also Richard A Dee JP Morgan Chase 2001 to name a few).

The proponent has received a letter from the company via its counsel that attempts to draw an explicit link between the proponents employment and the proposal. This is false. The proponent has attempted to resolve its differences with the company, consistent with the staff's recommendation to do so. The olive branch the proponents offers is to revise the proposal so that it maintains its historical importance yet is free of any of the company's objections, in exchange for permitting the concern process relative to the proponents employment to conclude without submitting its details to the staff. The proponents 2014 proposal for example, does not contain the word debt, one area where the company attempts to make a link between the proposal and the proponents employment. To this end, the proponent was not successful and the company has refused such co operation. The company's Feb 22 letter clearly states that the company has no interest to resolve the difference, in contradiction to the staff's recommendation to resolve differences. Clearly, the company simply objects to a popular proposal consistently supported by the staff and shareholders, and to a shareholders right to submit it.

The proponent finds it both a breach of contract and poor form to attempt to use concerns raised on the concern form the company offered during the proponents employment, with promise of strict prohibition against retaliation, to separate a shareholder from his right to make a recommendation. In the company's second letter for reconsideration, the company now uses an attempt by the proponent to resolve differences, to make yet an additional false claim that the proponent makes an express link from the proposal to his employment. The proponent has expressly denied this link in his request for dialogue as the company made this false link. The proponent prefers that the company would permit the concern process to conclude as defined, before selecting details of the concerns to make a false connection from the proposal to the concern. In exchange for this, the proponent is willing to use for example the 2014 proposal supporting statements or some negotiated statements. It is this offer that the proponent wishes to discuss. The proponent has always expressly denied that there is any connection from the proposal to the proponents employment. This is the offer the proponent attempted in his letters and conversations with the company's counsel, Zyskowski.

As the company has initiated an attempt (the proponent disagrees), to make such a link, the proponent has in its first letter in objection to the company's reconsideration request mentioned areas of contradiction that raise a concern. The details of these concerns are a historical account of events, some of which are of an adult nature. This contributes to the preference by the proponent to leave these matters to the concern process until its conclusion, before airing the concerns in totality before the staff.

One example (not of an adult nature), was the company's health ahead initiative. The company provided written instructions for a healthy lifestyle. The first of these instruction was to "get fit". The company offered height versus weight tables. One manager objected to the health ahead initiative and objected to company written procedure. A doctor mentioned this particular manager was very obese. Mathew Johnson, General Electric's very obese boss, used a five step process, to attempt an uprising against the company's health ahead initiative:

1 Johnson frequently spoke against health ahead
2 Johnson used staff meetings to ask everyone how much they hated health ahead,
3 Johnson used one on one meetings with employees to express ire towards health ahead,
4 Johnson promoted those who participated in his uprising against health ahead
5 Johnson demoted those who complied with the company's written instructions for health ahead.

Those who questioned Johnsons violation of company procedures in general were met with the response "I am the boss".
This is mentioned in the concern form provided to the proponent by the company. While the proponent could copy as an appendix the entire correspondence between the company and the proponent, he again prefers the concern process reach a conclusion and leaves it separate from any connection to the proposal.

The proponent wishes to address the several references the company makes and how they do not apply to the instant proposal.

US West, inc (avail. Feb. 25, 1997) the employee makes his employee discussions a factor in deciding whether to submit a proposal. This is not the case here as the proponent submitted a popular proposal and mentioned the company's eleven year performance relative to the market without any reference to his employment.

American Express Co (avail. Jan. 13, 2011), the proponent explicitly links the proposal with claims of discrimination. Again in this case the proponent denies all links.

In the Phizer reference, the employee used "end run" attempts to resolve a grievance, by sending a letter to the CEO. In this case, the proponent completed a concern form handed to the proponent by the company similar to a survey form that a restaurant may offer its guests. The proponent never make a connection from this form to the proposal, and expressly and explicitly rejects any such claim.

In the Morgan Stanley case, an employee lost arbitration, then filed a proposal. Again in this case the matter has not even reached the arbitrator, nor was the proposal filed after losing to an arbitrator.

In the case mentioned by Eastman Kodak, this proponent does not draw on eleven years of market performance relative to the company's performance to signal a need to implement the best practices of presidential elections to the election of directors.

The company in its two letters to the staff for reconsideration, attempts to separate a shareholder, the proponent, from his opportunity to make a recommendation, thereby injuring the proponent.

In so doing, the company violates its spirit and letter agreement with the employees not to retaliate against those that raise concerns.
The company violates the concern process prohibiting retaliation against those that raise concerns.
The company now uses an attempt by the proponent to resolve misleading statements before presenting them to the staff as a cause for omitting the proposal.

All of these smokescreens are without merit. They imply desperate measures resulting from the absence of any valid findings to omit a popular proposal well supported by the staff and shareholders.

For reference, the public is disappointed with Mr. Bernard Madoff. Yet unfortunately it must admit it's participation in a culture where raising concerns is rare and seldom protected. Indeed Madoff's only effective checkpoint was the depletion of principal, bled out by blindingly handsome returns in conjunction with the fattening of purses held by Madoff and his compliant staff. Investigations reveal broadly that everyone was simply subordinate to the boss to promote their career. Indeed the environment that lacks prompt raising of concerns temps those like Madoff, while well to do, to succumb to the temptation to "pull it off" when it comes to unseemly practices that are historically unchecked. Concerns must be encouraged without retaliation to combat fraud.

The staff has a unique and honorable opportunity to enforce the company's promise not to retaliate and keep the process of raising a concern from injuring the employee even when the employee is a shareholder. The staff can recognize the proponents attempt to resolve misleading statements only to be met with more false statements by the company. The staff can reject the company's now two letters of reconsideration.

Again, the staffs consistent support of Helen Quirini (General Electric avail 2003, 2004, 2006, 2007, 2008), serves as an honorable benchmark where the staff consistently supports former employees, even those active for controversial causes, in offering recommendations on the proxy, as is consistent with shareholder rights.

CONCLUSION

Based upon the foregoing analysis, the proponent respectfully requests that the staff maintains it's Jan 30 response, and concur with the proponent that the proposal is proper for inclusion in the company's 2013 proxy report.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569

Client: 32016-00092

February 22, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On February 19, 2013, we submitted a letter requesting reconsideration (the "Reconsideration Request") of the January 30, 2013 response by the Division of Corporation Finance (the "Staff") to our December 18, 2012 letter on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Martin Harangozo (the "Proponent"). The Reconsideration Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal related to the redress of a personal claim or grievance.

We concurrently sent a copy of the Reconsideration Request to the Proponent. The Proponent contacted the Company by email on February 20, 2013 and offered to revise his supporting statement "such that the [C]ompany does not find any personal interest concerns." After receiving the email, the Company's counsel telephoned the Proponent. In the call, the Company's counsel informed the Proponent that the Company would not accept a revision to the supporting statement, but offered that if the Proponent would withdraw the proposal, the Company would withdraw the Reconsideration Request and allot the Proponent time to speak at the annual meeting. The Proponent declined this offer, and shortly thereafter sent a second email (the "Second Email"). In the Second Email, the Proponent explicitly links his grievance over his separation from the Company with the Proposal: "Thank you yet again for the pleasant discussion earlier this afternoon. As you bring up prior employment to make a personal case (again, I disagree), it raises a question: is this a topic for cooperative discussion? There are two 'meetings' remaining to arrive at a resolution in the employment matter." The Proponent's reference to "meetings" is a reference to steps in the Company's internal alternative dispute resolution ("ADR") process, which is described in the Reconsideration Request. The Second Email constitutes an offer by the Proponent to exchange some action on the Proponent's part regarding the Proposal for some action by the Company with regard to the Proponent's separation from the Company. Both of Proponent's February 20, 2013 emails are attached hereto as Exhibit A.

The Staff has consistently concurred that a proposal is excludable under Rule 14a-8(i)(4) where the proponent draws such a link between a proposal and a personal grievance. For example, in *US West, Inc.* (avail. Feb. 25, 1997), the Staff concurred with the exclusion of a proposal when the proponent stated, among other things, that his decision whether to formally submit a shareowner proposal "would depend on the outcome of future talks with the [c]ompany about his discharge from employment." *See also American Express Co.* (avail. Jan. 13, 2011) (concurring in the exclusion of a proposal where the proponent explicitly linked the proposal with claims of discrimination).

As discussed in the Reconsideration Request, the Proponent has attempted to raise through his Proposal an issue that the Proponent also has asserted as one of the bases for his claims against the Company related to his separation from employment with the Company. The Proponent's emails draw a further, explicit link between his Proposal and his personal grievance. Based upon the foregoing analysis and the Reconsideration Request, we respectfully request that the Staff reconsider its January 30, 2013 response and concur in the exclusion of the Proposal from the Company's 2013 Proxy Materials under Rule 14a-8(i)(4).

We respectfully inform the Staff that the Company currently plans to begin printing the 2013 Proxy Materials on or about March 8, 2013, and we would appreciate receiving a response before that date.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Lori Zyskowski, General Electric Company
Martin Harangozo

101464322.6

GIBSON DUNN

EXHIBIT A

From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, February 20, 2013 6:16 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Harangozo shareholder proposal

Ms Zyskowski,

Thank you yet again for the pleasant discussion earlier this afternoon. As you bring up prior employment to make a personal case (again, I disagree), it raises a question: is this a topic for cooperative discussion? There are two "meetings" remaining to arrive at resolution in the employment matter. In tweny one years, I have seen some things.

kindest regards

-Martin

----- Forwarded Message -----
From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
To: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
Sent: Wednesday, February 20, 2013 4:24 PM
Subject: Harangozo shareholder proposal

Ms Zyskowski,

Thank you again.

I had received the company's request for reconsideration by the staff for reasons of personal interest, contradicting your letter below. I am crafting a response as I disagree.
The SEC encourages working out the differences (see below). In following the staff's recommendations, do you believe there is a way to include this winning proposal (from the SEC findings), yet craft any supporting statements such that the company does not find any personal interest concerns? I find the personal interest claim to be false, but am

willing to constructively cooperate with the company as encouraged by the SEC.

Kindest regards

-Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin HarangozoMA & OMB Memorandum M-07-1"RMueller@gibsondunn.com" <RMueller@gibsondunn.com>
Sent: Monday, February 11, 2013 11:06 AM
Subject: RE: to Brackett Denniston (shareholder proposal)

Mr. Harangozo,

We will make the change to the title of your proposal.

All the best,

Lori

From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 11, 2013 9:51 AM
To: Zyskowski, Lori (GE, Corporate); RMueller@gibsondunn.com
Subject: Re: to Brackett Denniston (shareholder proposal)

Lori;

I received your letter with the company's response to my 2013 proposal. Can you make the title "Multiple Candidate Elections" instead of "Contested Candidate Elections"

This more accurately reflects the thrust of my proposal.

Please understand this request to be a request for accuracy, not a resubmitted proposal or a withdrawal of the proposal.

Thanks

-Martin Harangozo
*** FISMA & OMB Memorandum M-07-16 ***

cc: Ron Mueller Gibson Dunn

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Friday Feb 22, 2013

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company (the "Company)
Shareholder proposal of Martin Harangozo

cc: Lori Zyskowski, General Electric Company
Ronald Mueller, Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company must include in its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners the proposal received from the proponent.

THE PROPOSAL

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

BASIS FOR INCLUSION

This proposal is broad, clear, definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff"). The proposal is not a matter of redress. The staff should maintain its decision that the proposal must appear on the company's proxy statement.

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the staff.

The staff has consistently supported this popular proposal from multiple proponents at numerous companies for many years (See Bartlett Naylor in GE 2000, 2001, 2003, Berkshire Hathaway 2001, Bank of America 2003, JP Morgan Chase 2002, Campbell Soup 2001, See also Richard A Dee JP Morgan Chase 2001 to name a few).

In addition, the staff has consistently supported this proposal when the proponent makes statements that are not subject material for a shareholder proposal, but state a position that is desirable, then state the proposal (Naylor GE 2003). While the statements followed by the proposal are different than the proposal itself, the proposal offers some progress to the desired position mentioned in the statement regardless how infinitesimally small the progress. Again in (Naylor GE 2003), there is distance between shareholders selecting candidates, mentioned in the statements and the proxy featuring at least two candidates for each open board position. The staff however supported this proposal. The proposal itself was consistently subject matter for a shareholder recommendation.

The proposal seeks to increase shareholder influence in oversight by having the final decision regarding electing directors. Oversight is a broad matter and therefore the supporting statements touch on a broad range of topics that share historical perspective opportunity, responsibility, and dangerous pitfalls. Broad topics made to fit in the five hundred work envelope of the proposal rules guide the statements in the format presented. Again, the supporting statements for the instant proposal encourage freshened oversight, a critical element of concern to shareholders.

Multiple candidates for election are routine during presidential elections. This is commonplace for spirited competition and well understood by the public. This could lead to candidates offering their individual leadership preference that could include management practices regarding debt, retained earnings, and their merit. Such choice permits the shareholder a broadened contribution to the company. For shareholders to be afforded the opportunity to vote for, against, or abstain, only for a single candidate severely limits the shareholder in this so called election.

Explaining the opportunity to improve the lack of purpose that would exist in presidential elections that featured only an incumbent candidate illustrates clearly that the directors that are elected should be elected from least two choices for each candidate.

The company invites shareholders to attend and participate in the shareholder process. In the 1998 shareholder meeting held in Cincinnati Ohio the proponent was asked by the then chairman and CEO Jack Welch to provide his comments to the media. Welch then mentioned that the proponent, an employee, commented regarding the company's affairs and these comments were aired on the evening news in Louisville, KY. GE executives as Richard Burke encouraged people they influenced to become and grow their position as shareholders, contributing to the price bubble. Taken together, GE executives influencing people to become shareholders, speaking to the media, then use shareholder participation as an employee or former employee to resist a shareholder recommendation properly submitted is a form of "taxation without representation".

In the reconsideration request by the company, the company in conjunction with its counsel attempt to categorize this popular proposal as a personal grievance. This is incorrect on six important counts.

1. The proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat". The proposal is not addressed towards any individual, department, business, or director. The proponent has found substantially similar proposals interesting as it was on the proxy twelve years earlier in 2000. The company cannot take events that occur on or after March 6, 2011, and use them to produce a claim of a grievance in the form of a proposal placed on the proxy with shareholder support a decade BEFORE this date.
   The substantially similar proposal by Richard A Lee JP Morgan Chase 2001, is also approximately a decade before the April 6, 2011 date. The company attempts to connect this broad and popular proposal to matters of ordinary business, debt in particular, to claim the proposal can be omitted. In so doing, every broad proposal submitted by a former employee could in some remote way be classified as a personal grievance and therefore be used to abuse rule 14a-8-(i)(4) against the proponent. This broad proposal is not a personal matter, nor does it benefit any specific shareholder nor any small group of shareholders, but relates to the company as a whole and has appeared on the proxy numerous times in past years and in many other companies by multiple proponents.

Indeed the proponent believes that he is standing on the shoulders of prior proponents in submitting this proposal. The proponent went so far as to honorably ask Mr. Bartlett Naylor to review a draft of this proposal, and request his permission to submit it. Naylor replied "go for it". Again it is not correct use of rule 14a-8-(i)(4) to encourage employees to become shareholders but then attempt to remove their shareholder rights normal to those purchasing company shares by attempting to connect a popular broad proposal to an ordinary business activity by the employee. The staff has consistently supported former employees in enjoying their rights as shareholders by supporting the former employee when he/she places a recommendation on the company's proxy report. Late Helen Quirini very actively and with success, lobbied decades for company pensioners to receive cost of living adjustments (COLA). Notwithstanding Quirini's long activism for pensioners, she was able to enjoy her rights as a shareholder and placed recommendations on the company's proxy report on matters relating to separate roles for CEO and Chairman (avail 2003, 2004, 2006, 2007, 2008,). The activism by Quirini to adjust pensions affects pensioners, a small group of shareholders considering most shareholders are not pensioners and not all pensioners are necessarily shareholders. In this regard the proponent's proposal for improved oversight is broader and creates broadened opportunities for all shareholders. The connection of the proponents work as an employee to a broad proposal largely built on the work of proponents a decade earlier is in the proponents view impossible, but, in all respects certainly much weaker than a personal interest connection that could be made in the case of Quirini where she received the staff's consistent support.

The proponent did during his employment raise concerns consistent with company policy. Two such concerns were; employees not knowing the interest rates they were paying when they paid higher prices to suppliers in exchange for delayed payment terms, or interest rates accompanying cash generation, so that dividends could be paid. The proponent offered a formula to calculate this interest. To simply get more cash to pay dividends to shareholders is not sustainable when interests rates the company pays are very high (over ten percent) or beyond the earnings of the company. This mirrors the work of Mr. Bernard Madoff, where he offered attractive returns to investors that were not generated by the investment enterprises, but relied on new investments to pay current investors the attractive returns. When investors attempted to claim their principle, they were met with surprise. This is a summary of the concern that the company offers as a personal grievance. This concern is in the process of company review, and serves the shareholders at large without any special interest to the proponent.

The proponent also provided evidence (Appendix A) where the proponent was asked to produce income for the year 2010, with product that would not be sold until the year 2011. This is inconsistent with Generally Accepted Accounting Principles. It is consistent with those practices that resulted in liability to the company in the form of fines to the SEC for end of year sales of locomotives that had not yet occurred in 2002, and 2003. The locomotive result was millions in fines because of recognizing sales before the sale was legitimate. This employee matter is also currently under review and together with the first concern and other concerns are not in any part relevant to the instant proposal. The submission of the proposal by the proponent occurred on or about the deadline date for submitting proposals, and in no way is a reflection of the status or timing of the company's review of the concerns. The company did not include the personal agenda in the first or second letter to the staff. Only after the staff concurred with the proponent that the proposal is proper for inclusion in the proxy report, is this personal basis submitted to the staff by the company.

It is important to note that the company's reconsideration letter calls the proponents first concern a "debt objection claim" to connect the concern to the proposal. This is false. The concern raised in the example the company provides offers and mentions a formula that the proponent provided to the team to calculate the interest the company's employees were paying for cash. This is to have a precise measuring tool so that company policy as mentioned in the annual report can be more accurately followed. The example the company provides is not a debt objection claim but a "usurious interest concern" resulting from the inability to calculate the interest. As an employee it is subordinate to follow the company's instructions to the spirit and letter and raise concerns when interest payments reach usurious levels inconsistent with company policy as written in the 2010 annual report. The usurious interest concern and the debt objection claim are importantly different as it relates to an employee following company guidelines regarding usury and as a shareholder making the case for improved oversight after experiencing more than a decade of underperformance to the market in both price and net earnings growth.

2. The company in conjunction with its counsel has disqualified itself from making a clear connection from the proposal to the ordinary activities of the proponent as an employee. This is as the company has stated the proposal is vague. The company's first response is unable to find the proposal as it effectively writes the proposal contains disjointed statements and that the words "this proposal recommends…" is insufficient delineation between the supporting statements and the proposal permitting the supporting statements to be mixed in with the proposal to disqualify it. In addition, the company draws on numerous possible interpretations of each word of the proposal to assemble meetings, and activity vastly different than the popular and routine shareholder activity of merely electing directors. Given that the company found the proposal so vague that it devoted considerable text to that position and two letters to the staff to that effect, the company is therefore not able to make a clear connection from the proposal to the ordinary business of the proponent as an employee. It is not possible to build a clear matter of connection to a proposal that the company vehemently claims is not clear or cannot be understood or has many possible interpretations. Moreover such a contradiction to assert the inability to find the proposal and that it is vague in two letters to the staff, only then to find it clear, and clearly connect it to other activity is a contradiction that represents deliberate dishonesty and misuse of public resources, such that the entire response should be disregarded as proxy rule abuse.

3. The company by commitment in the "spirit and letter" http://files.gecompany.com/gecom/citizenship/pdfs/TheSpirit&TheLetter.pdf to its employees cannot use a raised concern as a means to retaliate against the employee raising the concern. A portion of this language is provided in appendix B. Utilizing the proponents concern raised to the company as a means to omit the proponent's proposal violates the company's own "spirit and letter" commitment to the employees and those who raise concerns. The company's spirit and letter encourages employees to raise concerns, ask questions and get answers. The company promises absolute protection against retaliation for raising a concern. The form the company provided to the employees for raising a concern specifically and carefully uses the word "concern", not "grievance". Attempting to remove a shareholder's rights to offer a recommendation clearly injures the shareholder in manners he cannot envision when purchasing the company by purchasing shares.

Attempting to omit the proposal by reclassifying the raising of a concern on the concern form utilizing the word concern, to a grievance to attempt to force a broad proposal into a specific personal concern is a breach of written promise to employees not to retaliate for raising a concern.

4. The company by commitment to its employees in the alternate dispute resolution (ADR) process cannot use a raised concern as a means to retaliate against the employee raising the concern. Appendix C shows a portion of this language in the ADR. The Company encouraged employees to utilize the ADR process to raise concerns. This process prohibits retaliation and encourages confidentiality. By airing the details of this solution filings, and using this as an attempt to remove the rights of a shareholder in submitting a recommendation not only violates the company's spirit and letter agreement to employees, but also the ADR rules that promise absolute protection against retaliation. But for the raising of this concern, the company could not use it in an attempt to remove the shareholder rights to make a recommendation to the company on the proxy form. There is no formal complaint filed in any court regarding the employee and the company. The proponent a former employee used a concern form to raise a concern internal to the company and is by the use of the form and procedure protected by the company against retaliation. The employee by promise of no retaliation by the company should enjoy the same circumstances as though the concern had not been filed. Clearly this is not the case if the company attempts to use this concern as a means to separate the shareholder, who spent real monies to buy the company, from his shareholder rights to make a recommendation.

5. In following recommendations of the staff to attempt to resolve matters between the shareholders and the company, the proponent attempted to co-orporate with the company to craft supporting statements that would not (in the company's view) constitute a personal matter, yet retain the winning proposal (from the staffs conclusion). The company only asked the proponent to withdraw the entire proposal. This deprives the shareholders the opportunity for multiple candidate elections or a broadened role in company oversight. The failure of the company to work with the proponent to eliminate or revise language it deems personal, is an indication that the company seeks only to eliminate the proponents opportunity to offer the recommendation.

6. The company in its first letter to the staff regarding the proposal mentioned the proponent's conversation with the company at the 2012 shareholder meeting. It chose to exclude the portion of the conversation where the proponent mentions: "...I am grateful to be a shareholder. I love this company people and products. I pay gentlemen on stage fifty dollars each year...". When the proponent finished speaking, the company's CEO Jeffrey Immelt was laughing as he thoroughly enjoyed the presentation. This clearly is not the case of a personal redress, but one of a shareholder who loves the company and cares enough about the company, the shareholders and the pensioners to raise his hand.

The proponent finds it difficult to interpret the rules and the long standing support of former employee activists, as granting the company the ability to permanently remove him from his ability to make popular suggestions simply because a broad proposal can according to the company (again the proponent disagrees) be remotely connected to his former employment. Indeed the staff consistently supported proposals from former active employees. Company employees, both former and current form the largest block of company shareholders. The proponent requests dialogue with the company to cooperate in crafting the proposal such that it maintains its historic importance and success as reflected in the response from the SEC, but removes any element that could hint as a personal redress. To date the proponent has not been successful in this effort.

The proponent humbly recognizes the jurisdiction of the honorable staff. Should the staff find that the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" to materially contain any of the defects the company mentions as a basis for exclusion, the proponents simply requests that the staff remove them or revise them. This is consistent with the practice of the staff where the staff provides recommendations to cure proposals when the defects in the recommendations are relatively minor. If this popular proposal should have any defects, it should be easy to cure this proposal as this proposal has appeared numerously in the past even with varying supporting statements.

If all the words preceding the recommendation are eliminated so that the proposal survives, the proponent still wishes to proceed.

Conclusion

Based on the foregoing analysis, the proponent respectfully requests that the staff honor and maintain its original finding that the proposal follows all the rules and is proper for inclusion in the proxy. This proposal is clear, broad, free of any individual redress, and had received tremendous support long before any date mentioned in the company's claim of connection to a redress. It should be on the proxy card for voting. The proponent is infinitely flexible in all matters and will cooperate fully with the staff and the company to make this proposal a success similar to that of other former employees.

Finally, as the material the company uses is a concern voiced by the proponent via the company provided concern form, and is subject to the company's promise of absolute protection from retaliation, and that the matter is still undergoing the company's review process, the proponent requests that; the staff disregards entirely the company's request for reconsideration, and does not post the company's reconsideration request on the staff website. In so doing the staff can also disregard this request to maintain its decision to support the proposal as the proposal will in the absence of the company's reconsideration request firmly stand.

APPENDIX A

From: Johnson, Matthew (GE, Appl & Light)
Sent: Wednesday, November 17, 2010 4:48 PM
To: Harangozo, Martin (GE, Appl & Light)
Subject: RE: 7.5K pull in another round.

We don't necessarily want to do it, we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at that time.

Matthew Johnson
Parts Sourcing Leader
502-452-4293

From: Harangozo, Martin (GE, Appl & Light)
Sent: Wednesday, November 17, 2010 4:05 PM
To: Johnson, Matthew (GE, Appl & Light)
Subject: 7.5K pull in another round.

Matt:

Per previous effort, we purchased and additional 13 wks or 22K of material to get 7.5 K variance. Purchasing another 13 weeks will produce another 7.5K of variance.

I realize that I get paid to work and am happy to do so in this economy, and that in my 11 years of purchasing we always do this. However, the prices are not scheduled to go up in Jan 1, and shareholders do not get any benefit if we buy now in price, only adverse storage and accounting costs.

Why does this make sense in someone's measurement?

Thanks

-Martin

Cat #		STD	P.O.	Delta	EAU	Quarter V	Weeks O.H.	$ For 13 wk
WE18X53	RB521A LINT TRAP	1.91	0.9564	0.9536	5,352	1,276	3.8	1,28
WR55X10025	EP490B SENSOR TEMP FF	0.31	0.2030	0.1070	87222	2,333	2.4	4,42
WD00X825	CA570A PUMP SEAL AS	1.85	0.9900	0.8600	10632	2,286	0.3	2,63
WR24X10236	HN630A GASKET DOOR	6.17	5.6620	0.5080	8160	1,036	6.1	11,55

	FF							
WD12X10057	CU290A CONDUIT MAIN	3.83	3.0000	0.8300	2998	622	13.2	2,24

APPENDIX B

Raise your voice: your obligation to raise integrity concerns

Raising an integrity concern protects the GE community: our company, our colleagues and our stakeholders. If you have a concern about compliance with GE policy, you have a responsibility to raise that concern.

Raise concerns early_ The longer we wait to address a concern, the worse it may become.

YOU MAY REMAIN ANONYMOUS_ However, if you identify yourself, we are able to follow up with **you and provide feedback.**

CONFIDENTIALITY IS RESPECTED_ Your identity and the information you provide will be shared only on a "need-to-know" basis with those responsible for resolving the concern.

RETALIATION VIOLATES GE POLICY_ GE absolutely prohibits retaliation against anyone for raising or helping to address an integrity concern. Retaliation is grounds for discipline up to and including dismissal.

APPENDIX C

T. Retaliation is Prohibited

Company employees at all levels are strictly prohibited from retaliating against anyone for submitting a concern or claim to, or otherwise participating in, Solutions. Any concern that retaliation has occurred must be reported promptly to the employee's supervisor, local HR representative, the Company Ombudsperson or other Company Compliance representative, and may be submitted as a concern to Solutions. Any employee who engages in retaliatory conduct will be subject to discipline, up to and including discharge.

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569

Client: 32016-00092

February 19, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Request for Reconsideration
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 18, 2012, we submitted a letter (the "Initial Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Martin Harangozo (the "Proponent"). *See* Exhibit A. The Initial Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal was impermissibly vague and indefinite so as to be inherently misleading.

On January 30, 2013, the Staff issued a response to the Initial Request, stating that it was unable to concur in our view that the Company may exclude the Proposal under Rule 14a-8(i)(3). We are submitting this request for reconsideration because we believe that the Proposal also is excludable under Rule 14a-8(i)(4) since it relates to the redress of the Proponent's personal claim or grievance.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because It Relates To The Redress Of A Personal Claim Or Grievance.

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that relate to the redress of a personal claim or grievance against the company or any other person. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a shareowner proposal involving a personal claim or grievance is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

As explained below, the Proponent has a long-standing personal grievance against the Company relating to his separation from employment with the Company. The Proponent has pursued his personal grievance against the Company for almost two years by raising several claims through the Company's formal, internal alternative dispute resolution ("ADR") process. The ADR process provides an avenue for the redress of the Proponent's concerns. Now the Proponent is attempting to address his grievance through the shareowner proposal process by submitting the Proposal, which addresses the same concern that the Proponent asserts as one of the bases for his claims against the Company related to his separation from employment with the Company. Thus, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company.

A. Background.

The Proponent was a Company employee before separating from the Company in April 2011. Since that event more than 18 months ago, the Proponent has filed a series of claims through the Company's ADR process, a four-step process culminating in arbitration, alleging that his separation from the Company was improper and seeking reinstatement and back pay. The Proponent most recently filed several claims in August 2012, including an allegation that the Proponent's separation from the Company occurred after he raised concerns about the Company's debt level and interest payments. Specifically, the Proponent asserted that he "was terminated for reporting that paying too much interest for cash presented a liability to the company" (the "Debt Objection Claim"). In support of this claim, the Proponent's submission to the Company included the following assertions regarding the Proponent's views regarding the Company's indebtedness:

> 280. The Plaintiff reported that he is aware of cases where the company paid more than ten percent interest in exchange for cash.
>
> 281. The practice of borrowing more money at high interest rates is a suspicious behavior.

> 282. The practice of borrowing money at high interest rates resembles that of Ponzi schemes, where money is borrowed without concern for the costs.
>
> 283. The end result of borrowing money without diligent understanding the costs often coincides with paying for money with interest rates that are not competitive.
>
> 284. Such uncompetitive outstanding commitments eventually reduce the company's competitiveness and present a liability to the company.
>
> 284a. A team member [name redacted] asked how to decide whether take certain terms or price or how to make the trade off.
>
> 284b. [name redacted] answered "I do not know....make more cash" [sic]
>
> 284c. This of course lacks the critical thinking to understand that the business should not pay too much interest.
>
> 284d. The annual reports indicate that GE pays approximately 3 to 4 percent interest on their money.
>
> 284e. Consistent with GE direction, it is easy to say do not pay more than three percent interest on money using the calculation mentioned above.
>
> 284f. Paying interest rates significantly higher is inconsistent with GE's procedure as communicated to it's [sic] owners in the annual report.
>
> 284g. Paying too much interest say over 10% violates the spirit of GE written policy.
>
> 285. Within a few months, the Plaintiff was terminated.
>
> 286. The Plaintiff was terminated for reporting that paying too much interest for cash presented a liability to the company.
>
> 287. The termination of Plaintiffs [sic] employment was in retaliation for his report of practices that could create liability for the company. *See* Exhibit B.

On September 10, 2012, the Company met with the Proponent to review these latest claims and the Proponent's evidence. In a letter to the Proponent dated October 10, 2012, the Company stated that, without more concrete evidence, the Company was unable to make any connection between the Proponent's claims (including the Debt Objection Claim) and his separation from the Company. The month after the Company denied the Proponent's Debt

Objection Claim and other claims, the Proponent submitted the Proposal to the Company. On December 14, 2012, only 30 days after submitting his Proposal, the Proponent asked the Company to reconsider his Debt Objection Claim, other claims and a new claim. Seven days later, on December 21, 2012, the Proponent submitted a revised version of the Proposal to the Staff, which the Company received on January 10, 2013 and addressed in a January 18, 2013 response letter to the Staff.

B. The Proposal Relates To The Redress Of The Proponent's Personal Claim Or Grievance Against The Company.

The Proposal is excludable under Rule 14a-8(i)(4) because the Proposal relates to the Proponent's redress of a personal claim or grievance against the Company. Specifically, the Proponent has a long-standing personal claim or grievance against the Company relating to his separation from employment with the Company. Now the Proponent is attempting to address through the shareowner proposal process the same topic that is the subject of his Debt Objection Claim, which he also has asserted in proceedings against the Company related to his separation from employment with the Company.

The Staff consistently has concurred that a shareowner proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum in which to pursue grievances that have arisen in the course of the company's decisions regarding the proponent's employment. For example, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareowner proposal that appeared to seek a shareowner vote on the CEO's compensation. Despite the proposal addressing a topic that could potentially have been of general interest among Pfizer's shareowners, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareowner proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also Morgan Stanley* (avail. Jan. 14, 2004) (permitting Morgan Stanley to exclude a proposal relating to possible financial injuries to its clients where the proponent was a former employee who lost an arbitration over the circumstances of his termination); *Eastman Kodak Co.* (avail. Mar. 5, 1993) (concurring in the exclusion of a proposal to establish a "Stockholders' Advisory Committee" where the proponent was a former employee who, while an employee, had made a suggestion through the company's formal "Suggestion

Plan" program and had repeatedly lodged complaints about the company before and after his termination).

The facts here parallel the facts in the Staff precedent cited above. The Proponent is a former employee of the Company who has, over the past two years, repeatedly advanced claims concerning his separation from the Company. While the Proposal advocates a topic that could potentially be of general interest among the Company's shareowners, the Proponent has cast the Proposal as a vote on whether changes are needed in the Company's director election process in order to address the same topic that is raised in the Proponent's Debt Objection Claim. Specifically, the Proponent's supporting statement repeatedly raises concerns regarding GE's debt levels and use of debt financing, and specifically argues that the Company has taken on too much debt:

> Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. . . . Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity. . . .
>
> Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world. . . . Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow.

The supporting statement then asserts that the foregoing statements "highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight," thereby justifying the proposal that follows.

The Proposal's supporting statement is similar to the Proponent's assertions in the Debt Objection Claim, where the Proponent described himself as having reported in a meeting with his supervisor "that he is aware of cases where the company paid more than ten percent interest in exchange for cash. . . . The practice of borrowing money at high interest rates resembles that of Ponzi schemes.... Such uncompetitive outstanding commitments eventually reduce the company's competitiveness and present a liability to the company."

In addition, in concluding his Debt Objection Claim, the Proponent drew a connection between his expressing his views on the Company's use of debt and his separation from the Company, saying, "Within a few months, the [Proponent] was terminated . . . for reporting that paying too much interest for cash presented a liability to the company." Thus, the supporting statement's focus on the Company's debt liabilities echoes the Proponent's Debt Objection Claim against the Company. In this respect, the connection between the Proposal and the Proponent's claim or grievance is even stronger than in *Pfizer* and other precedents cited above.

For these reasons we believe that it is clear that the Proponent is using the Proposal as a means to vindicate a personal claim or grievance against the Company, and the Proposal is therefore excludable under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its January 30, 2013 response and concur in the exclusion of the Proposal from the Company's 2013 Proxy Materials under Rule 14a-8(i)(4). In addition, we respectfully inform the Staff that the Company currently plans to begin printing the 2013 Proxy Materials on or about March 8, 2013, and we would appreciate receiving a response before that date.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company
Martin Harangozo

101459462.8

GIBSON DUNN

EXHIBIT A

From: Martin HarangozoMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war.
Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.
Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished. Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.
One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.
Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.
Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight.

This proposal recommends the proxy features at minimum two candidates for each available board seat.

GIBSON DUNN

EXHIBIT B

APPENDIX B

SOLUTIONS
Issue Resolution Procedure
Level I - Submission Form

Name: MARTIN HARANGOZO	SSO ID Number: [redacted]	Phone Number: [redacted] Fax Number:
Job Title/Career Band:	Business Address:	HR Manager's Name: [redacted]
Manager's Name: [redacted]	Component Name:	Billing Unit Code (BUC #): ADN #:

Have you previously discussed this concern/claim with your Manager? YES ☑ NO ☐

LEVEL I DATE YOUR CONCERN(S)/CLAIM(S) FIRST AROSE: 4-6-2011

Provide a detailed explanation of your concern(s)/claim(s), individuals involved, and what you believe is necessary to resolve the concern(s). You may attach additional pages if needed.

SEE ATTACHED

Request Polygraph test for Item 197 m

RESOLUTION:

REINSTATEMENT + BACK PAY

I request to skip Level I and submit concern(s)/claim(s) initially at Level II (must still enter description above and indicate reasons for request to skip Level I): YES ☐ NO ☒

At the request of the employee or the manager, an HR representative may participate in the Level I meeting. Do you request the attendance of the HR representative/manager at the Level I meeting? YES ☑ NO ☐

Employee Signature: Martin J Harangozo Date: 8-22-2012

Forward this form to the SOLUTIONS Administrator, Pam Baker, at Solutions.administrator@ge.com and provide a copy to your manager and/or HR manager. You may contact the Administrator at 502.452.7414.

COMPLAINT

Comes the plaintiff, currently without counsel, and for his complaint against the Defendant states as follows:

1. The Plaintiff is a resident of Jefferson County, Kentucky and has been at all times pertinent to the complaint.

2. The Defendant is a business incorporated under the laws of Connecticut and conducting substantial business activities in Jefferson County, Kentucky through manufacturing facilities known as Appliance Park.

3. Plaintiff was employed by the defendant for approximately 21 years until his employment was terminated on or about April 6, 2011.

[REDACTED]

[REDACTED]

Count XXI

272. During the spring of 2011, the Plaintiff participated in a staff meeting involving his immediate superior and his immediate superior's superior

273. This meeting focused on raising cash for the business.
274. Service only suppliers often do not want to supply parts with long terms as the service volumes are often very low compared to former production volumes.
275. Long terms are often accompanied with price increases that are usurious to the company similar to credit card debt.
276. Few purchasing agents know how, or are able to calculate the rate of interest paid if a part price increases as a result of longer terms.
277. The Plaintiff created a spreadsheet that calculates the rate of interest paid on terms and shared this with then intern [REDACTED]
278. The Plaintiff reported that the company often pays very high interest rates as a result of paying higher prices in exchange for longer terms.
279. The Plaintiff reported that extending terms makes every buyer a banker, where few buyers know what interest rate they are paying.
279a. The interest is an easy to calculate ninth grade equation:
one hundred times open parenthesis inverse log open parenthesis open parenthesis log first price minus log second price close parentheses divided by open parentheses open parenthesis first term days minus second term days close parentheses divided by three sixty five point two five close parenthesis close parenthesis minus one close parenthesis.
280. The Plaintiff reported that he is aware of cases where the company paid more than ten percent interest in exchange for cash.
281. The practice of borrowing more money at high interest rates is a suspicious behavior.
282. The practice of borrowing money at high interest rates resembles that of Ponzi schemes, where money is borrowed without concern for the costs.
283. The end result of borrowing money without diligent understanding the costs often coincides with paying for money with interest rates that are not competitive.
284. Such uncompetitive outstanding commitments eventually reduce the company's competitiveness and present a liability to the company.
284a. A team member [REDACTED] asked how to decide whether take certain terms or price or how to make the trade off.
284b. [REDACTED] answered "I donot know...make more cash"
284c. This of course lacks the critical thinking to understand that the business should not pay too much interest.
284d. The annual reports indicate that GE pays approximately 3 to 4 percent interest on their money.
284e. Consistent with GE direction, it is easy to say do not pay more than three percent interest on money using the calculation mentioned above.
284f. Paying interest rates significantly higher is inconsistent with GE's procedure as communicated to it's owners in the annual report.
284g. Paying too much interest say over 10% violates the spirit of GE written policy.
285. Within a few months, the Plaintiff was terminated.
286. The Plaintiff was terminated for reporting that paying too much interest for cash presented a liability to the company.
287. The termination of Plaintiffs employment was in retaliation for his report of practices that could create liability for the company.
288. The company violated the Plaintiffs contractual rights by its termination of employment.

[REDACTED]